

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Via E-mail
Kevin Bentley
Chief Executive Officer
UMED Holdings, Inc.
6628 Bryant Irvin Road, Suite 250
Fort Worth, TX 76132

      Re: UMED Holdings, Inc.
               Amendment No. 2 to Form 10
               Filed December 24, 2013
               File No. 0-55030

Dear Mr. Bentley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director

cc: Randy Moseley